[PEPPER HAMILTON LETTERHEAD]

hanleyt@pepperlaw.com

(202) 220-1513

December 10, 2004

Zafar Hasan, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549-0303

Re:	ViroPharma Incorporated

Preliminary Proxy filed November 24, 2004

SEC File No. 000-21699

Dear Mr. Hasan:

On behalf of ViroPharma Incorporated (the “Company”), we are transmitting via EDGAR this letter and the attached accountants’ reports in accordance with Instruction 2 of Item 13 of Schedule 14A. The Company’s proxy statement incorporates by reference the financial statements included with each of the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2003 (the “Annual Report”) and (ii) amendment No. 1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2004 (the “Current Report”). Attached to this letter as Attachment A is the Independent Auditors’ Report which was manually signed by KPMG LLP and previously filed with the Annual Report. Attached to this letter as Attachment B is the Report of Independent Registered Public Accounting Firm which was manually signed by Ernst & Young LLP and previously filed with the Current Report.

Please direct any questions regarding this letter to the undersigned at (202) 220-1513 or to Peter Wolf at ViroPharma at (610) 321-6204.

Very truly yours,

/s/ Thomas L. Hanley
Thomas L. Hanley

Attachments

ATTACHMENT A

Independent Auditors’ Report

The Stockholders and Board of Directors

ViroPharma Incorporated:

We have audited the accompanying consolidated balance sheets of ViroPharma Incorporated (A Development Stage Company) and subsidiary as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2003 and for the period from December 5, 1994 (Inception) to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ViroPharma Incorporated (A Development Stage Company) and subsidiary as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 and for the period from December 5, 1994 (Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/S/ KPMG LLP

Princeton, New Jersey

February 6, 2004, except as to the eighth sentence

of the last paragraph of Note 13,

which is as of March 9, 2004

ATTACHMENT B

Report of Independent Registered Public Accounting Firm

Board of Directors

Eli Lilly and Company

ViroPharma Incorporated

We have audited the accompanying special purpose statements of product contribution for the Vancocin Product Line of Eli Lilly and Company for the years ended December 31, 2003, 2002 and 2001. The statements of product contribution are the responsibility of Eli Lilly and Company’s management. Our responsibility is to express an opinion on these special purpose statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of product contribution are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of product contribution. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of product contribution. We believe that our audits provide a reasonable basis for our opinion.

The operations covered by the statements of product contribution referred to above have no separate legal status or existence. The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and as described in Note 1 to present the revenues and expenses, including certain allocated expenses, directly associated with the Vancocin Product Line and are not intended to be a complete presentation of Vancocin Product Line results. Furthermore, the amounts in the accompanying statements are not necessarily indicative of the costs and expenses that would have resulted if the Vancocin Product Line had been operated as a separate entity.

In our opinion, the statements referred to above present fairly, in all material respects, the product contribution for the Vancocin Product Line of Eli Lilly and Company for the years ended December 31, 2003, 2002 and 2001 in conformity with U.S. generally accepted accounting principles and the basis of presentation described in Note 1.

/s/ Ernst & Young LLP

Indianapolis, Indiana

November 11, 2004